Filed by Sykes Enterprises, Incorporated
Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: ICT Group, Inc.
Commission File No.: 333-162729
The following material was distributed by Sykes Enterprises, Incorporated and ICT Group, Inc. to employees of Sykes Enterprises, Incorporated and ICT Group, Inc. on January 7, 2010.
Together...Preparing for the Future
As the third update in our series of promised communications on the proposed merger of ICT Group and SYKES, this email highlights the commonality in ICT Group’s and SYKES’ social responsibility programs. But before we highlight these community relations initiatives, we’d like to share progress regarding the transaction and the date the deal is anticipated to close. As stated in our S-4 filing on December 31, 2009, the date of the ICT Group shareholders meeting has been set for February 2, 2010. Subject to the approval of the transaction by the ICT Group shareholders and the satisfaction of other customary closing conditions, the transaction is expected to be completed no later than the first business day following the ICT Group shareholders meeting. The closing of the proposed merger will be a momentous occasion as ICT Group and SYKES will come together to achieve a combined leadership position in the customer care industry. We look forward to celebrating this merger as one team ... Together.
Together ... Sharing a common vision toward Social Responsibility
“We cannot live only for ourselves. A thousand fibers connect us with our fellow men.” – Herman Melville
We Share a Culture of Giving
Conducting supply drives for victims of recent Philippine typhoons ... Supplementing educational resources in Latin America ... Feeding the needy throughout the world. These are just a few examples of how both ICT Group and SYKES have already contributed to our neighbors in need. When it comes to our shared culture of people serving people, our individual contributions are making a difference to those we touch. Imagine how much more we can contribute together.

As the third installment in our series of promised communications on the proposed merger of ICT Group and SYKES, this email outlines some of the charitable similarities and shared values of our organizations.
Combined, ICT Group and SYKES have more than 50 years of experience in customer care. While building our individual expertise and best practices in customer service, both companies have also focused on becoming responsible, philanthropic corporate citizens, giving back to the communities where our colleagues live and work. We have both built a culture of service, and with the proposed merger, we will combine our social responsibility efforts to make a difference in the lives of those in need in our neighborhoods – and around the world.
ICT Group: A Culture of Sharing and Caring
A key component of ICT Group’s core values has been the concept of “SHARE,” an acronym that reflects its employees’ steadfast commitment to upholding the core values of Social Responsibility, Honesty and Integrity, Accountability, Respect and Excellence in Quality. In the area of social responsibility, ICT Group and its employees have shared a common responsibility for the communities in which we live and operate. Through the support of local organizations and other charitable initiatives, both inside and outside of ICT Group, ICT employees have shown their commitment by supporting various organizations, such as the United Way, Susan G. Komen Race for the Cure, Special Olympics, American Red Cross, Gawad Kalinga (Philippines), Adopt-a-Highway and other community initiatives designed to improve the lives of others in our local communities.
ICT Group employees have volunteered their time to help make a difference. From building local villages in remote areas of the Philippines to donating time and money to help those less fortunate during the holidays and rallying together to provide economic assistance and moral support for those affected by severe weather, personal injuries or other misfortunes, ICT Group employees have answered the call and given back with their full support.
SYKES Serves Its Worldwide Communities
Likewise, SYKES has spent the past 30 years serving those in need in our communities. From Sembrando Esperanza, or ”Sowing Hope” in Costa Rica to SYKES Cares in the Philippines – SYKES employees have built social responsibility programs to serve those who need it most. Some of these efforts include procuring medical services and helping to drill fresh water wells in Africa, providing computers and technology training in Filipino schools, building homes in North America and donating school supplies to one-teacher schools in Latin America. SYKES also supports the American Heart Association, the American Diabetes Association, Feeding America, and the United Way. Plus, we honor everyday heroes in local law enforcement and fire rescue with an annual recognition luncheon. These are just a few examples of how SYKES employees give back in the name of service.

SYKES and ICT Group – Together, We’ll Make a World of Difference
One of the most important aspects of the proposed merger between ICT Group and SYKES is our similarities in shared values and culture. As separate companies, we have both set goals to transform the success we have in serving our clients, employees and shareholders into better serving our communities as well. Upon the closing of the proposed merger, we intend to continue our commitment to serve our neighbors and friends in need. Not because we have to, but because it is in our very fiber to do so. It’s who we are and it is what we are all about – people serving people. Together, our efforts to serve others will make a true difference in the lives of so many. Together we’ll help shape a better world.
Additional Information
In connection with the proposed merger, SYKES has filed with the SEC a Registration Statement on Form S-4 containing a definitive proxy statement of ICT that also constitutes a prospectus of SYKES. ICT will mail the definitive proxy statement/prospectus to its shareholders. SYKES and ICT urge investors and security holders to read the definitive proxy statement/prospectus regarding the proposed merger because it contains important information. You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents free from SYKES at http://investor.SYKES.com/phoenix.zhtml?c=119541&p=irol-sec,or by contacting SYKES ‘ Investor Relations Department at 1-813-233-7143, or by contacting MBS Value Partners at 1-212-750-5800. You may also obtain these documents, free of charge, from ICT at www.ictgroup.com.
SYKES, ICT and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from ICT shareholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the ICT shareholders in connection with the proposed merger are set forth in the definitive proxy statement/prospectus that has been filed with the SEC. You can find information about SYKES ‘ executive officers and directors in the proxy statement for SYKES ’ 2009 annual meeting of shareholders, filed with the SEC on April 22, 2009. You can find information about ICT’s executive officers and directors in the proxy statement for ICT’s 2009 annual meeting of shareholders, filed with the SEC on April 29, 2009. Free copies of these documents may be obtained from SYKES and ICT as described above.